Exhibit 99.1

Genenta Announces Pricing of $15.0 Million Registered Direct Offering of American Depositary Shares

Milan, Italy and New York, USA, October 26, 2025 (GLOBE NEWSWIRE) – Genenta Science (Nasdaq: GNTA), a pioneer in immuno-oncology, today announced that it has entered into a securities purchase agreement with institutional investors to purchase 4,285,715 American Depositary Shares (“ADSs”) at an offering price of $3.50 per ADS, for gross proceeds of approximately $15.0 million, before deducting placement agent fees and other estimated offering expenses. All of the securities in the offering were sold by Genenta, and no warrants or other derivative securities were issued in connection with this offering.

Maxim Group LLC is acting as lead placement agent for the offering, and Rodman & Renshaw LLC is acting as co-placement agent for the offering.

Genenta intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering is expected to close on or about October 28, 2025, subject to the satisfaction of customary closing conditions.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-271901) previously filed with the U.S. Securities and Exchange Commission (“SEC”) and declared effective on May 24, 2023. A prospectus supplement relating to the securities to be issued in the offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745., or from Rodman & Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, NY 10022, by telephone at (212) 540-4414, or by email at info@rodm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genenta Science

Genenta Science (Nasdaq: GNTA) is a clinical stage immuno-oncology company developing a proprietary hematopoietic stem cells therapy for the treatment of a variety of solid tumor cancers. Genenta’s first in class product candidate is Temferon™, which is designed to allow the expression of immune-therapeutic payloads within the tumor microenvironment by bone marrow derived myeloid cells and enable a durable and targeted response. Genenta has completed the Phase 1 trial for newly diagnosed Glioblastoma Multiforme (GBM) patients with an unmethylated MGMT gene promoter, which suggests the potential reprogramming of the tumor microenvironment and inhibiting of myeloid induced tolerance, while allowing the induction of T cell responses, potentially breaking immune tolerance. Genenta has initiated a Phase 1/2a metastatic Renal Cell Carcinoma study that will also include a combination with immune checkpoint inhibitors. Genenta’s treatments are designed as one-time monotherapies, but with the additional potential, when used in combination, to significantly enhance the efficacy of other approved therapeutics.

Forward-Looking Statements

Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Genenta’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including risks related to the expected completion, timing and size of the offering, Genenta’s intended use of the proceeds from the offering, the funding provided by the recently acquired Mandatory Convertible Bond, the completion and timing of Genenta’s ongoing Phase 1/2a clinical trial for newly diagnosed GBM patients with uMGMT-GBM, its clinical trial for metastatic RCC or any related studies, as well as Genenta’s ability to fund its research and development plans. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Genenta’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of the date of this announcement, and Genenta undertakes no duty to update such information except as required under applicable law. This press release discusses product candidates that are under preclinical or clinical evaluation and that have not yet been approved for marketing by the U.S. Food and Drug Administration or any other regulatory authority. Until finalized in a clinical study report, clinical trial data presented herein remain subject to adjustment as a result of clinical site audits and other review processes. No representation is made as to the safety or effectiveness of these product candidates or the use for which such product candidates are being studied. Temferon™ is an investigational product candidate for which the effectiveness and safety have not been established. In addition, Temferon™ is not approved for use in any jurisdiction.

Genenta Science Media

Tiziana Pollio, Mobile: +39 348 23 15 143

E-mail: tiziana.pollio@genenta.com